December 23, 2009

Via Facsimile and U.S. Mail

Mail Stop 4720

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:  Jeffrey Riedler, Assistant Director

Re:                            VIVUS, Inc.

Form 10-K for Fiscal Year Ended December 31, 2008

Definitive Proxy Statement filed April 30, 2009

File No. 001-33389

Dear Mr. Riedler:

VIVUS, Inc. (the “Company”) provides this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced Form 10-K for the fiscal year ended December 31, 2008 and Definitive Proxy Statement filed April 30, 2009, which were furnished by your letter dated December 9, 2009 (the “Staff Letter”).  In response to the Staff’s comments, we have reproduced below the comments set forth in the Staff Letter and followed each comment with our response.  The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Staff Letter.  References to “we”, “our” or “us” mean the Company or its advisors as the context may require.

Please note that the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K filed March 11, 2009

Item 1. Business, page 3

General

1.                                      SEC Comment - You disclose on page 36 that most of your revenues are derived from major wholesalers.  It appears that you identify the percentages of sales to your four largest customers on page 142.  Please revise your disclosure in your business section to individually name and quantify the percent of total sales attributable to your customers who account for more than 10% of your revenues.  See Item 101(c)(vii) of Regulation S-K.

VIVUS Response – We propose adding disclosure substantially similar to the following in the business section of our next Annual Report on Form 10-K for the fiscal year ending December 31, 2009 (the “Next 10-K”):

Sales to significant customers as a percentage of total revenues for the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009		2008	2007
McKesson Corporation	XX	%	53%	51%
Cardinal Health	XX	%	15%	19%
Meda AB	XX	%	14%	10%
AmerisourceBergen	XX	%	11%	13%

Patents and Proprietary Technology, page 19

2.                                      SEC Comment - You disclose that you hold 31 patents and 9 patent applications in the United States and related patents and patent applications in major foreign jurisdictions.  Please expand your disclosure here to include the number of patents related to each material product and the expiration dates and jurisdictions of those patents.

VIVUS Response - We propose adding disclosure substantially similar to the following in the business section of the Next 10-K:

We hold 31 patents and 11 patent applications in the United States and Canada.  Our portfolio of patents as it relates to our investigational drugs and marketed product is summarized as follows:

QNEXA
U.S. Patent No. 7,056,890	Expiring 06/14/2020
U.S. Patent No. 7,553,818	Expiring 01/06/2020
U.S. Patent Publication No. 2006/0234951	Pending
U.S. Patent Publication No. 2006/0234952	Pending
U.S. Patent Publication No. 2008/0255093	Pending
U.S. Patent Publication No. 2008/0312163	Pending
U.S. Patent Publication No. 2009/0304789	Pending
U.S. Patent Publication No. 2009/0304785	Pending
U.S. Patent Publication No. 2008/0312163	Pending

AVANAFIL
U.S. Patent No. 6,656,935	Expiring 09/13/2020
U.S. Patent No. 6,797,709	Expiring 09/13/2020

MUSE
U.S. Patent No. 5,242,391	Expiring 09/07/2010
U.S. Patent No. 5,474,535	Expiring 12/12/2012
U.S. Patent No. 5,482,039	Expiring 03/25/2014
U.S. Patent No. 5,769,088	Expiring 03/25/2014
U.S. Patent No. 5,773,020	Expiring 04/25/2010
U.S. Patent No. 5,820,587	Expiring 03/14/2015
U.S. Patent No. 5,886,039	Expiring 03/23/2016
U.S. Patent No. 6,093,181	Expiring 07/25/2017
U.S. Patent No. 6,113,939	Expiring 09/05/2017

ERECTILE DYSFUNCTION
U.S. Patent No. 5,843,961	Expiring 12/01/2015
U.S. Patent No. 5,849,803	Expiring 12/15/2015
U.S. Patent No. 5,855,548	Expiring 06/14/2016
U.S. Patent No. 5,922,341	Expiring 10/28/2017
U.S. Patent No. 5,925,629	Expiring 10/28/2017
U.S. Patent No. 5,942,512	Expiring 08/24/2016
U.S. Patent No. 6,037,346	Expiring 10/28/2017

U.S. Patent No. 6,127,363	Expiring 10/28/2017
U.S. Patent No. 6,156,753	Expiring 10/28/2017
U.S. Patent No. 6,403,597	Expiring 10/28/2017
U.S. Patent No. 6,495,154	Expiring 11/21/2020
U.S. Patent No. 6,548,490	Expiring 10/28/2017
U.S. Patent No. 6,946,141	Expiring 11/21/2020
Canadian Patent No. 1320442	Expiring 07/20/2010

LURAMIST
U.S. Patent No. 6,299,900	Expiring 12/18/2018
U.S. Patent No. 6,818,226	Expiring 09/01/2019
U.S. Patent No. 6,923,983	Expiring 02/19/2019
U.S. Patent No. 7,438,203	Expiring 12/18/2018
U.S. Patent Publication No. 2006/0280783	Pending
U.S. Patent Publication No. 2007/0071803	Pending
U.S. Patent Publication No. 2008/0152597	Pending
U.S. Patent Publication No. 2005/0002868	Pending

We also hold foreign counterparts, patents and patent applications in major foreign jurisdictions related to our U.S. patents.

Item 15. Exhibits and Financial Statement Schedules, page 150

3.                                      SEC Comment - The following agreements are filed as material agreements pursuant to Item 601(b)(10) of Regulation S-K.  Please revise to disclose the products to which each of these agreements relate and describe the material terms of each of these agreements, including, but not limited to any payment provisions, a range of royalty rates, aggregate milestones, usage restrictions, exclusivity provisions, obligations/rights to defend, other rights obtained and material obligations that must be met to keep the agreement in place, duration and termination provisions.

•                  Assignment Agreement with Alza Corporation dated December 31, 1993 filed as Exhibit 10.1

•                  Memorandum of Understanding with Ortho Pharmaceutical Corporation dated February 25, 1992 filed as Exhibit 10.2

•                  Assignment Agreement with Ortho Pharmaceutical Corporation dated June 9, 1992 filed as Exhibit 10.3

•                  License Agreement with Gene A. Voss, MD and Allen C. Eichler, MD dated December 28, 1992 filed as Exhibit 10.4

•                  License Agreement by and between Ortho Pharmaceutical Corporation and Kjell Holmquist AB dated June 23, 1989, as amended filed as Exhibits 10.5A-C

•                  License Agreement by and between Amsu, Ltd., and Ortho Pharmaceutical Corporation dated June 23, 1989, as amended filed as Exhibits 10.6A-C

•                  Master Services Agreement dated September 12, 2007 with Medpace, Inc. and the Task Order filed as Exhibits 10.62 and 10.75, respectively.

VIVUS Response – The various agreements with Alza Corporation, Ortho Pharmaceutical Corporation, Gene A. Voss, MD and Allen C. Eichler, MD, Kjell Holmquist AB and Amsu, Ltd. pertain to licenses and assignments of patents, patent applications and intellectual property related to our MUSE product.  In addition to our exclusive rights under these agreements, the only continuing material provisions of these agreements relate to the Company’s obligation to pay royalties and defend and indemnify the other parties.  Accordingly, we propose adding disclosure substantially similar to the following in the business section of the Next 10-K that addresses our MUSE product:

We have obtained the exclusive rights to patents, patent applications and other intellectual property related to MUSE through a series of license and assignment agreements with Alza Corporation, Ortho Pharmaceutical Corporation, Gene A. Voss, MD and Allen C. Eichler, MD, Kjell Holmquist AB and Amsu, Ltd.  These licenses and assignments are royalty bearing, requiring the Company to pay an aggregate of 4% of net sales of MUSE in royalties.  Our obligations to pay royalties under the license and assignment agreements terminate upon a fixed date or the last to expire of the licensed or assigned patents under the agreements.  Absent an extension by the issuance of any additional patents covered by the licenses, our royalty obligations are set to terminate in (1) January 2012 (2%), (2) July 2010 (1%), and (3) August 2016 (1%).  Either party to the agreements may terminate under certain limited circumstances, including material breach.  In addition to our royalty obligations, we have agreed to defend and indemnify the licensors and assignors against third party claims arising from our use of the licensed or assigned patents, patent applications and other intellectual property.  The aggregate royalties paid were $XX, $XX and $XX for the years ended December 31, 2007, 2008 and 2009, respectively.  Other than the royalty payments, we have no other material payment obligations under these license and assignment agreements.

The Master Services Agreement with Medpace, Inc. and related task orders relate to services performed by Medpace, Inc. in connection with the clinical trials for Qnexa, our investigational drug for the treatment of obesity.  Accordingly, we propose adding disclosure substantially similar to the following in the business section of the Next 10-K that addresses Qnexa:

We have entered into a Master Services Agreement and related Task Orders with Medpace, Inc., or Medpace, pursuant to which Medpace will perform certain clinical research services in connection with the clinical trials for Qnexa.  Our aggregate payment obligations under the agreement for services, out of pocket expenses and pass through costs will total approximately $XX million of which we have paid approximately $XX million to date.  We have agreed to defend and indemnify Medpace against third party claims arising from the services other than claims resulting from Medpace’s negligence, willful misconduct, violation of law or material breach of the Master Service Agreement or a Task Order.  We can terminate the agreement at any time without cause.  Medpace may terminate the agreement following our material breach of the agreement that remains uncured.

Definitive Proxy Statement filed April 30, 2009

Compensation Discussion and Analysis, page 16

4.                                      SEC Comment - On page 17 under “Base Salary,” you state that you benchmark the amounts you pay against comparable competitive market compensation for similar positions within your industry as well as the geographical area in which the employee resides.  You also state on page 17 under “Equity Compensation,” that you determine your option guidelines for your executive officers based on information derived from your experience with other companies and third party surveys of companies in your industry.  It appears that you use this data as a reference point on which, wholly or in part, to base, justify or provide a framework for a couple of your compensation decisions.  Please provide us with draft disclosure for your 2010 proxy statement which provides all the names of the companies included in these benchmarks and describe how this information was used.  If you benchmarked against a survey in its entirety, you may provide the name of the survey.  See Question 118.05 of the Regulation S-K Compliance & Disclosure Interpretations.

VIVUS Response – We have considered Question 118.05 of the Regulation S-K Compliance & Disclosure Interpretations.  The Company utilizes third party survey information as a reference point in determining all various elements of compensation including base salaries, cash bonuses and annual stock option awards.  In particular, we have historically utilized and plan to continue to use the Radford Global Life Sciences Survey (the “Radford Survey”).  The Radford Survey contains data from over 500 companies in the life sciences field.  Specifically, we utilize information by officer to assist in determining the levels of compensation for salary, cash bonus payouts and annual stock option grants.  We consider the Radford Survey only as a supplement to our Compensation Committee’s and management’s collective experience with executive compensation and general employment market conditions for life science companies.  Accordingly, we propose to use disclosure substantially similar to the following in our Compensation Discussion and Analysis (“CD&A”) for our 2010 proxy statement to clarify our compensation policies in the areas of base salaries and equity compensation:

Base Salary

We determine our executive salaries based on job responsibilities and individual experience, and we benchmark the amounts we pay against comparable competitive market compensation for similar positions within our industry as well as the geographical area in which the employee resides.  Specifically, we utilize information obtained from the annual Radford Global Life Sciences Survey.  Our Compensation Committee reviews the salaries of our executives annually, and our Compensation Committee grants increases in salaries based on individual performance during the prior calendar year provided that any increases are within the guidelines determined by the Compensation Committee for each position.  Guidelines are adjusted and modified on an annual basis based on information obtained from the annual Radford Global Life Sciences Survey as well as from our Compensation Committee’s and management’s experience and general employment market conditions for our industry.

Equity Compensation

We award equity compensation to our executive officers based on the performance of the executive officer and guidelines related to each employee’s position in the Company.  We determine our option guidelines based on information derived from our Compensation Committee’s and management’s experience and, with respect to our executive officers, a third party survey of companies in our industry.  Specifically, we utilize the results of the annual

Radford Global Life Sciences Survey to modify and adjust our stock option guidelines.  We typically base awards to newly hired employees on these guidelines and we base our award decisions for continuing employees on these guidelines as well as an employee’s performance for the prior fiscal year.  In determining the amount of awards, we generally do not consider an employee’s current equity ownership in the Company or the prior awards that are fully vested.  Rather, we evaluate each employee’s awards based on the factors described above and competitive market factors in our industry.

Our stock option awards typically vest over a four-year period subject to the continued service of the employee to the Company.  Twenty-five percent of the shares typically vest on the first anniversary of the option award and the remainder vest on a monthly basis over the remainder of the vesting period.  We believe this vesting arrangement encourages our employees to continue service to the Company for a longer period of time.

To the extent we rely on other purchased surveys or internally generated surveys for our compensation decisions, we will identify the purchased surveys and identify the companies included in our internally generated surveys and explain how we used the data generated from those surveys.

5.                                      SEC Comment - You disclose under “Cash Bonuses” that you award cash bonuses to your executive officers based on the performance of the executive officer and the achievement by the Company of corporate performance objectives.  Please provide us with draft disclosure for your 2010 proxy statement which provides the following:

•                  the corporate performance objectives and targets used to determine your executive officers’ cash bonus payments;

•                  if established, individual performance objectives or goals that will be used to determine your executive officers’ cash bonus payments; and

•                  the portion of each respective executive officer’s cash bonus that relates to each objective.

Please also confirm that in your 2010 proxy statement you will discuss your Compensation Committee’s evaluation of each objective at the end of the fiscal year and how the level of achievement will affect the actual bonuses to be paid.  To the extent individual performance is evaluated without the use of pre-established objectives or goals, please confirm that you will describe the evaluation of the individual performance of the executive officer and how this evaluation will affect the actual bonuses to be paid.  To the extent that the objectives are quantified, the discussion should also be quantified.

VIVUS Response - Executive cash bonus amounts are awarded based on the overall corporate performance for the prior year, including general corporate objectives of the Company.  We currently do not use pre-set criteria or milestones to determine bonus amounts for our executive officers.  Not having prospective quantified targets affords us more flexibility to adjust an individual executive officer’s bonus to reflect the individual’s contribution to the Company’s overall performance since the prior period, including the decision not to grant an executive officer a bonus.  As such, any criteria referred to in our CD&A are general in nature and based on subjective determinations that we do not specifically quantify.  For 2009, our general corporate objectives included the progress and success of our clinical trial programs, regulatory efforts and submission based on the results of our clinical trials and financing efforts to fund our clinical trial and regulatory efforts.  Accordingly, we propose to use disclosure substantially similar to the following in our CD&A for our 2010 proxy statement to clarify our compensation policies in the area of cash bonuses:

Cash Bonuses

We award cash bonuses to our executive officers based on our overall corporate performance and achievement of general corporate performance objectives established by our Board of Directors.  The corporate performance and achievement of corporate objectives determines the aggregate size of the cash bonus pool.  Each executive officer’s individual performance is reviewed to determine how such executive officer’s performance contributed to our overall corporate performance and achievement of general corporate performance objectives.  The Compensation Committee uses this information to determine the executive officer’s cash bonus award.  In 2009, these general corporate performance objectives included our clinical development and regulatory goals for Qnexa and avanafil as well as financing objectives to fund our clinical and regulatory activities.  For 2009, the Compensation Committee determined that our overall corporate performance was excellent and that both Qnexa and avanafil satisfied the clinical development and regulatory objectives and the company was successful in raising capital through the sale of additional equity.  Accordingly, it was determined by the Compensation Committee that the aggregate cash bonus pool allocated for our executive officers would total $XX.  The Compensation Committee also determined that our Chief Executive Officer was eligible to receive a maximum cash bonus of up to XX% of his base salary, our Chief Financial Officer was eligible to receive a maximum cash bonus of up to XX% of his base salary and that our Vice Presidents were eligible to receive bonuses of up to XX% - XX% of their base salaries.  Based on the contributions of our Chief Executive Officer and Chief Financial Officer to the corporate performance and achievement of the corporate performance objectives, the Compensation Committee awarded cash bonuses to our Chief Executive Officer and Chief Financial Officer equal to XX% and XX% of their base salary compensation, respectively.

Cash bonuses are awarded on a discretionary and subjective basis, and the Compensation Committee may modify, eliminate or adjust corporate objectives at any time.

Your prompt attention to our responses is greatly appreciated.  If you have any further questions or comments, please do not hesitate to contact me at (650) 934-5265.

Sincerely,
VIVUS, Inc.

/s/ Timothy E. Morris
Timothy E. Morris,
VP and Chief Financial Officer

cc:         Jennifer Riegel

Securities and Exchange Commission

Leland Wilson

Lee Perry

John Slebir

VIVUS, Inc.

Jon Layman

Wilson Sonsini Goodrich & Rosati